Saskatchewan Wheat Pool

Saskatchewan Wheat Pool
Investor Relations
5th Floor
2625 Vict
Regina, S
S4T 7T9

02042591

# facsimile transmittal

02 JUL 15 AM 12:56

| | | | |
|---|---|---|---|
| To: | Mr. Paul Dudek<br>Securities and Exchange Commission | Fax: | (202) 942-9624 |
| From | Colleen Vancha, Director IR and Communications<br>Saskatchewan Wheat Pool<br>306-569-4782 | Date: | 07/12/02 |
| Re: | Exemption No: 82-5037 | Pages: | 4 |

SUPPL

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PROCESSED
JUL 23 2002
THOMSON
FINANCIAL

dlw 7/15

CONFIDENTIAL

Saskatchewan Wheat Pool

HEAD OFFICE 2625 Victoria Avenue, Regina, Saskatchewan, Canada S4T 7T9 TEL (306) 569-4411 FAX 569-4708

Exemption #: 82-5037

July 12, 2002

Attn: Paul Dudek
Securities and Exchange Commission
450 5th Street N. W.
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-942-9624

**Saskatchewan Wheat Pool**
**Exemption No: 82-5037**
**Pursuant to Rule 12g3-2(b)**

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached are:

1. A copy of a news release dated July 10, 2002, provided to the Toronto Stock Exchange for information purposes only but not formally filed.

2. A copy of a news release dated July 11, 2002, regarding Saskatchewan Wheat Pool making an advanced debt payment. This was filed with the Toronto Stock Exchange and provincial securities commissions.

Yours very truly,

Debbie Vargo

For: Colleen Vancha, Director
Investor Relations and Communications

Copy to: Susan Engel, General Counsel and Corporate Secretary
Michael McCord, Executive Vice President, Finance & Chief Financial Officer

Attachment

TSE

SEC Exemption #: 82-5037

Saskatchewan Wheat Pool

**For Immediate Release**
July 11, 2002
Regina, Saskatchewan
Listed: TSE
Symbol: SWP.B

**Saskatchewan Wheat Pool makes advanced debt payment**

Saskatchewan Wheat Pool announced today that the company elected to prepay $25 million of an outstanding term loan with its bank group. The prepayment, which is a partial credit against an installment payment due in November 2002, allows the company to reduce its borrowing charges by $2.6 million over the life of the bank facility, which expires in approximately a year and a half.

"We have been aggressively de-leveraging the company over the past year and we saw an opportunity to reduce our borrowing costs further," says Mayo Schmidt, Chief Executive Officer. "Our actions illustrate this company's commitment to its strategic objectives and its single most important goal, which is to strengthen the balance sheet to ensure a healthy foundation to support future value creation strategies."

Saskatchewan Wheat Pool is a publicly traded agri-business co-operative headquartered in Regina, Saskatchewan. Anchored by a prairie-wide grain handling and agri-products marketing network, the Pool channels prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between prairie farmers and destination customers. The Pool's Class B shares are listed on the Toronto Stock Exchange under the symbol SWP.B.

-30-

For more information, please contact:

Investor Relations & Communications
Saskatchewan Wheat Pool
(306) 569-4859

SEC Exemption #: 82-5037

TSE

Saskatchewan Wheat Pool

**For Immediate Release**
July 10, 2002
Regina, Saskatchewan
Listed: TSE
Symbol: SWP.B

**Pool urges the CWB to advance tendering process beyond 50%**

The Canadian Wheat Board and the grain handling industry should strive to move toward tendering up to 100 per cent of shipments of Board grain in the 2002-2003 crop year to maximize savings for farmers.

"Given the success and savings generated to date, producers should expect that the Canadian Wheat Board and grain companies will maximize the grain movement under tendering in 2002-2003," said William Hill, Senior Vice President of Saskatchewan Wheat Pool's grain handling and marketing operations. "Saskatchewan Wheat Pool encourages all players in the grain handling and transportation system to set a goal of 100 per cent tendering this crop year to lessen the impact of drought and low prices."

Under the Memorandum of Understanding (MOU) between the federal government and The Canadian Wheat Board dated June 5, 2000, the CWB committed to tendering at least 25 per cent of its export program in 2001-2002 and at least 50 per cent in the 2002-2003 crop year.

According to The Canadian Wheat Board, tendering has delivered better than expected savings for producers and created a more competitive grain handling and transportation system. The CWB estimates that changes to the system have generated approximately $30 million in savings in the first nine months of this year. The tendering portion is estimated to have saved producers approximately $20 million.

"Under the MOU, 50 per cent is only the minimum figure," said Hill. "In our view, there is nothing preventing us from shooting for 100 per cent. Companies have to manage their entire grain business. By moving to a larger percentage, the industry will have to be more disciplined in the management of their grain logistics. The CWB can do their part by maximizing the tendering process and modifying the car allocation rules to support a fully commercial grain transportation system in line with the Estey and Kroeger recommendations. The sooner we make these moves, the sooner producers and the industry can realize the true efficiencies that are inherent in the modern infrastructure that has been built on the Prairies."

"Farmers must have access to these efficiencies in order to compete in the global marketplace. The tendering system takes us part of the way by allowing grain companies to plan their car supplies and run larger volumes of grain through elevators that can load up to 100 rail cars at a time. This generates true savings for the producer," says Hill. "But we can go further. Now is the time to put history aside and work in the best interest of all stakeholders to expedite the appropriate changes to ensure a healthy, profitable long-term future for the industry."

-30-

For more information, contact:

Investor Relations and Communications
Saskatchewan Wheat Pool
306-569-4859